UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36289
NOTIFICATION OF LATE FILING	CUSIP NUMBER 372427104

(Check one)	¨ Form 10-K ¨ Form 20-F ¨ Form 11-K ☒ Form 10-Q ¨ Form 10-D ¨ Form N-SAR ¨ Form N-CSR

	For Period Ended:	March 31, 2018

¨ Transition Report on Form 10-K
¨ Transition Report on Form 20-F
¨ Transition Report on Form 11-K
¨ Transition Report on Form 10-Q
¨ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genocea Biosciences, Inc.

Full Name of Registrant

Former Name if Applicable

100 Acorn Park Drive, Cambridge, Massachusetts 02140

Address of Principal Executive Office (Street and Number)

Cambridge, Massachusetts 02140

City, State, and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ended March 31, 2018 could not be completed and filed by May 10, 2018 (pursuant to 17 CFR Section 240.15d-13(a)), without undue hardship and expense to the registrant. The registrant’s 10-Q could not be filed by the 5:30pm EST deadline on the prescribed due date since additional time was needed to fully compile the necessary financial information and to ensure complete, thorough and accurate disclosure of all material information. Accordingly, the registrant was unable to file such report within the prescribed time period without unreasonable effort or expense, but the registrant did take extraordinary effort to ensure it was filed on the prescribed day, albeit sixteen (16) minutes late. The registrant has already filed its Form 10-Q for the period ended March 31, 2018 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William D. Clark	617	876-8191
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Genocea Biosciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2018	By:	/s/ William D. Clark
President and Chief Executive Officer

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)